EXHIBIT (ii)

PITNEY BOWES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

	Years ended December 31,
	2006	2005	2004	2003	2002
Income from continuing operations before
income taxes and minority interest	$914,490	$811,668	$608,390	$593,657	$690,267
Add:
Interest expense	228,418	193,174	161,650	166,856	189,962
Portion of rents representative of the interest factor	46,255	52,823	51,445	45,978	43,032
Amortization of capitalized interest	1,345	986	1,473	1,473	1,348
Minority interest in the income of subsidiary
with fixed charges	12,917	8,917	4,791	3,924	5,415
Income as adjusted	$1,203,425	$1,067,568	$827,749	$811,888	$930,024

Fixed charges:
Interest expense	$228,418	$193,174	$161,650	$166,856	$189,962
Portions of rents representative of the interest factor	46,255	52,823	51,445	45,978	43,032
Minority interest, excluding taxes, in the income of
subsidiary with fixed charges	20,383	14,683	6,974	5,718	7,663
Total fixed charges	$295,056	$260,680	$220,069	$218,552	$240,657

Ratio of earnings to fixed charges	4.08	4.10	3.76	3.71	3.86

(1)	The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

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